SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2007, incorporated by reference herein:

Exhibit

99.1   Release dated December 18, 2007, entitled “ERGO JV: INITIAL SAMREC
          COMPLIANT GOLD RESOURCE.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 18, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the Company”)

ERGO JV: INITIAL SAMREC COMPLIANT GOLD RESOURCE

Further to the DRDGOLD announcement released on 26 November 2007 regarding the expansion of its East Rand gold tailings treatment joint venture with Mintails Limited of
Australia (“the ERGO JV”), DRDGOLD is pleased to announce a new SAMREC compliant
Measured Resource for the Elsburg Tailings Complex.

The ERGO JV was established to explore, evaluate and process approximately 1.7 billion tonnes of surface gold, uranium and sulphur bearing tailings on the East and Central Rand goldfields of
South Africa. The ERGO JV will refurbish and utilise the full ERGO plant which previously produced significant quantities of gold, uranium and sulphuric acid.

Recent sampling and technical evaluation by RSG Global of the Elsburg Tailings Complex only has established a new SAMREC compliant Measured Resource containing an estimated 1.6 million ounces of gold as described below:
Measured Mineral Resource Statement for Elsburg Tailings Complex
(November 2007)
Dump                            Tonnes
(Mt)
Grade
(g/t)
Au
(Tonnes)
Au
(Moz)
4/L/48 and 4/L/49 114.0 0.33 37.3 1.20
4/L/47 and 4/L/47A 34.2 0.26 8.7 0.28
4/L/50                                23.4
0.25 5.9 0.19
Total                                171.6
0.30 51.9 1.67

* It has been assumed that the tailings dams would be mined in their entirety, therefore no cut off grades or losses were included in the estimation.

The above resources refer only to gold mineralisation. Further analysis is planned to be undertaken for uranium and sulphur content within the next two to six months.

The Elsburg Tailings Complex, which was introduced to the ERGO JV by DRDGOLD, represents approximately 10% of the total 1.7 billion tonnes of tailings materials forming the
ERGO JV. The ERGO JV intends to continue with an ongoing programme of resource evaluation and upgrade to properly identify and classify the gold, uranium and sulphur content of all of its tailings materials.

Phase 1 of the ERGO JV will be confined to gold production only and is based on the refurbishment of one of the carbon in leach (“CIL”) circuits at the Brakpan plant to treat and process approximately 15 million tonnes a year to produce an estimated 75 000 ounces of gold a year.

Randburg
18 December 2007

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